Exhibit 17.1

April 15, 2020

SENT VIA ELECTRONIC TRANSMISSION

FaceBank Group, Inc.
John Textor
Executive Chairman
john.textor@facebank.com

cc:	Mr. David Gandler, Director & Chief Executive Officer

Re:	Resignation from Board of Directors

Ladies and Gentlemen:

I wish to inform you that, effective immediately, I hereby resign from my position as a member of the Board of Directors of FaceBank Group, Inc., a Florida corporation (the “Company”), as well as from any committees or other similar governing bodies of the Board of Directors, and any boards of directors, committees or other similar governing bodies of any of the Company’s subsidiaries.

I wish the Company the greatest success and will remain available to smoothly transition pending matters as the Company embarks on its exciting new path.

Best regards,

/s/ Frank Esposito
Frank Esposito